
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 1, 2021

By E-Mail

Patrick Gadson, Esq.
Vinson & Elkins LLP
The Grace Building
1114 Avenue of the Americas
32nd Floor
New York, NY 10036

> **Re:** **Rocky Mountain Chocolate Factory, Inc.**
> **Additional Definitive Soliciting Materials filed by AB Value**
> **Partners, LP et al.**
> **Filed September 30, 2021**
> **File No. 001-36865**

Dear Mr. Gadson:

We have limited our review of the filing to those issues we have addressed in our comments.

Additional Definitive Soliciting Materials filed September 30, 2021

1. We note your references to the possible results of the upcoming election of directors at the company's annual meeting in the subject line of the letter and in the second paragraph of the letter. Revise your disclosure to clarify that you are unable to predict the results of the meeting. See Note d to Rule 14a-9.

2. Please provide us support for your statement that "Delaware law prohibits you from taking any further actions to impede the stockholder franchise" and for your suggestion that the company has taken any action "to impede the stockholder franchise."

3. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your statement that the current directors are "…entrenching yourselves or lining your pockets using Company resources." In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

4. Related to comment 2 above, provide us your legal analysis that Delaware law would require the current board of directors to "[o]perate the Company under the current status quo until the stockholders decide the Board's composition. Committing the Company to

any material transactions or obligations outside the ordinary course of business before the new Board is seated would disenfranchise the stockholders and could deprive the new Board of its ability to act in accordance with its electoral mandate" and to "[t]ake all steps necessary to disarm any change in control provisions that could penalize stockholders for electing candidates you oppose."

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions